UNITED STATES SECURITIES
                  AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12B-25

                 NOTIFICATION OF LATE FILING

                       SEC FILE NUMBER
                            0-15754

(Check One):   [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]
Form 10-Q [ ] Form N-SAR

     For Period Ended:   December 31, 1995

     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:______________

     Read Instruction (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant

Creative Technologies Corp.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

170 53rd Street

City, State and Zip Code

Brooklyn, New York 11232

PART II - RULES 12b-25(b) AND (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The   accountant's  statements  or  other  exhibit
          required by Rule 12b-25(c) has been attached if applicable

     PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms
          10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Certain Information is not available.

     PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David Selengut          212                809-8550
        (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                       [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,   and,    if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.

     The registrant expects a loss from operations.


                 Creative Technologies Corp.
        (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date  March 26, 1996          By Richard Helfman
                                      President


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION
Intentional  misstatements or omissions of  fact  constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
  Exchange Act of 1934.

2.One  signed  original and four conformed  copies  of  this form  and  amendments thereto must be completed and  filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notification must also be filed on  form
  12b-25 but need not restate information that has been correctly furnished The form shall be clearly identified as an amended notification.

5.Electronic  Filers.   This  form  shall  not  be  used  by
  electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter)